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[SMAN letterhead]


                               September 22, 2005



VIA EDGAR TRANSMISSION
----------------------
Song P. Brandon, Esq.
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 6010

     Re:   Standard Management Corporation
           Preliminary Proxy Statement on Schedule 14A, Filed September 2, 2005 (File No. 0-20882)

Dear Mr. Brandon:

     Standard Management Corporation (the "Company") has filed today via EDGAR its amended Preliminary Proxy Statement on Schedule 14A ("Proxy Statement"). The Company and its counsel have reviewed the Staff's comments delivered by letter dated September 9, 2005. The following numbered comments and responses in this letter correspond to the numbered comments in the Staff's letter. All pages referenced herein are to the marked copy of the Proxy Statement.

Schedule 14A

1. Please revise your proxy statement to include a brief discussion on the reasons the company engaged in the private placement issuance. In addition, please discuss the specific uses of proceeds form the private placement issuance..

         In response to the Staff's comment, the Company has added disclosure on page 3 of the Proxy Statement.

2. Please also revise your proxy statement to include a brief discussion on the dilutive impact that the private placement has had or will have on your shareholders. To the extent possible, please quantify your disclosure.

         In response to the Staff's comment, the Company has added disclosure on page 3 of the Proxy Statement.






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Song P. Brandon, Esq.
September 22, 2005
Page 2





     We would appreciate the Staff's prompt review of amended Proxy Statement. Should the Staff have any additional comments with respect to the attached materials, please contact the undersigned at (317) 574-6221.

                                 Very truly yours,



                                 /s/ Stephen M. Coons
                                 ----------------------------------------------
                                 Stephen M. Coons, Executive Vice President and General Counsel


Enclosures